*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Design Therapeutics, Inc. in

connection with Registration Statement on Form S-1 (File No. 333-253954)

Design Therapeutics, Inc.

6005 Hidden Valley Road, Suite 110

Carlsbad, California 92011

Attn: João Siffert, M.D., President and Chief Executive Officer

March 16, 2021

VIA EDGAR and HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeanne Bennett, Vanessa Robertson, Kasey Robinson and Jeffrey Gabor

Re:	Design Therapeutics, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-253954)

Ladies and Gentlemen:

Rule 83 Confidential Treatment Requested by Design Therapeutics, Inc.

On behalf of Design Therapeutics, Inc. (the “Company”), we are submitting this supplemental letter in further response to comment 5 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 22, 2021 (the “Comment Letter”), relating to the Company’s confidential Draft Registration Statement on Form S-1 submitted to the Commission on January 26, 2021, which Registration Statement was subsequently filed on March 5, 2021 (File No. 333-253954) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

To assist the Staff of the Commission in its review, the Company advises the Staff that it presently estimates that the public offering price per share pursuant to the Registration Statement for its initial public offering (“IPO”) will be between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”). The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities market and the recent market prices of, and demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Goldman Sachs & Co. LLC, SVB Leerink LLC and Piper Sandler & Co., the lead underwriters for the IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussion among the Company and the Representatives based on an assessment of the foregoing factors.

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For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the Representatives have not yet determined the precise price range for the offering. However, the Company will provide a bona fide price range of the common stock in a “red herring” pre-effective amendment to the Registration Statement that will proceed the commencement of the Company’s “road show.” The Company advises the Staff that the final price range to be included in the pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will constitute a bona fide price range. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and the volatility in the securities markets. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04, unless otherwise approved by the Staff.

Recent Stock Option Grants and Preferred Stock Purchase Right Valuations

The Company’s most recent grants of stock options, including those made since the latest balance sheet presented in the Registration Statement, are set forth below:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options		Estimated Fair Market Value of Shares		Reassessed Fair Market Value of Shares(1)
February 11, 2020	[***]	$	[***]	$	[***]		[***]
April 9, 2020	[***]	$	[***]	$	[***]		[***]
July 30, 2020	[***]	$	[***]	$	[***]		[***]
October 29, 2020	[***]	$	[***]	$	[***]	$	[***]
November 13, 2020	[***]	$	[***]	$	[***]	$	[***]
December 7, 2020	[***]	$	[***]	$	[***]	$	[***]
January 14, 2021	[***]	$	[***]	$	[***]		[***]
February 26, 2021	[***]	$	[***]	$	[***]		[***]
March 1, 2021	[***]	$	[***]	$	[***]		[***]

(1)	The Reassessed Fair Market Value of Shares represents a retrospective revaluation solely for accounting purposes as further discussed below.
(2)

No retrospective fair value reassessment was performed with respect to the fair value of these option grants. However, the Company anticipates retrospectively reassessing the fair value of these option grants, solely for accounting purposes as further described the subsection entitled “Comparison of Estimated Fair Value and the Preliminary IPO Price Range,” at the actual IPO price given the close proximity of such grant dates to the filing of the Registration Statement and the anticipated commencement of the Company’s road show.

Common Stock Valuation Methodologies

As there has been no public market for the Company’s common stock to date, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 99-101 of the Registration Statement.

Through December 2019, the Company utilized the option-pricing method (“OPM”), which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Under this method, total shareholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes closed form option pricing model is employed in this analysis, with an option term assumption that is consistent with the expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.

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For valuations performed in 2020 and 2021, in accordance with the AICPA Practice Guide, the Company utilized a hybrid method (the “Hybrid Method”) of the OPM and the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class. More specifically, the PWERM involves estimating the overall value of the subject company under various liquidity event scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each event. These different scenarios typically include an initial public offering, an acquisition, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value using an appropriate cost of capital. The results of each scenario are then probability weighted in order to arrive at an estimate of fair value for each share class as of a current date.

The Hybrid Method estimates the probability-weighted value across multiple scenarios and the OPM to allocate the estimated equity value within one or more of the scenarios. In the Company’s hybrid method, several types of future event scenarios were considered including IPO scenarios and other scenarios such as continued operations as a private entity scenario and a dissolution. The enterprise value was determined for scenarios using various market approaches. Once the equity value was determined for each scenario, the Company used the OPM to allocate value in the stay private scenario and the as-converted basis to allocate value in the IPO scenarios, before applying a discount for lack of marketability (“DLOM”). The relative probabilities between the future exit scenarios were determined by management based on an analysis of performance and market conditions at the time, including then current IPO valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.

The Company’s Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports, and whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date. These assumptions represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if management had used significantly different assumptions or estimates, the fair value of the Company’s common stock and their stock-based compensation expense could have been materially different.

The various objective and subjective factors considered by the Company in valuing its common stock as of each grant date, included:

•	valuations of the Company’s common stock performed by independent third-party valuation specialists;

•	the Company’s stage of development and business strategy, including the status of research and development efforts of its product candidates;

•	the material risks related to its business and industry;

•	the Company’s results of operations and financial position, including its levels of available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of the Company’s common stock as a private company;

•	the likelihood of achieving a liquidity event for the Company’s common stockholders, such as an IPO or a sale of the Company, given prevailing market conditions, and the timing thereof;

•	trends and developments in the Company’s industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

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The following is a summary of the dates for which the Company utilized the assistance of independent third-party valuations during 2020 and 2021 to determine the fair value of its common stock:

Valuation Date	Per Share Fair Value of Common Stock
January 31, 2020	$	[***]
March 15, 2020	$	[***]
December 31, 2020	$	[***]
January 31, 2021	$	[***]

As noted previously and given the significant equity market volatility in 2020 due to the impacts of the novel coronavirus-2019 (“COVID-19”), the market’s subsequent partial recovery, the Company’s progress on its research programs and the completion of an organizational meeting for the Company’s IPO on December 22, 2020, the Company reassessed the fair value of its common stock solely for financial reporting purposes for options granted in 2020. The Company concluded that the original inputs and methodologies used in determining the fair value per common share for the option grants on February 2020, April 2020 and July 2020, were appropriate and no reassessed value was applied to these awards. However, although no-single event occurred since the closing of Company’s Series A preferred stock financing in March 2020 through the organizational meeting in December 2020 that would indicate a step-up in valuation occurred, the Company determined it appropriate to reassess the fair market value of option grants made in October 2020, November 2020 and December 2020 given the Company’s potential IPO and its Series B preferred stock financing in January 2021. The Company reassessed the fair value of these awards to be $[***] per share, consistent with the December 31, 2020 valuation.

The following is discussion of the Company’s determination of the valuations and methodologies used in determining the estimated fair values of the Company’s common stock during 2020 and 2021.

Fair Value Determinations

February 2020 Option Grants

The Company’s Board of Directors, with input from management, determined the fair value of its common stock was $[***] per share as of February 11, 2020, after considering a valuation report from an independent third-party valuation firm as of January 31, 2020. In reaching this determination, the Board of Directors determined that as of the grant date, no material changes had occurred in the business since the date of the third-party valuation report on January 31, 2020.

At the time of the January 2020 valuation, the Company was contemplating a Series A preferred stock financing and the PWERM allowed the Company to have scenarios with the consummation of a Series A preferred stock financing and a scenario without such a financing. More specifically, in determining the fair value of the Company’s common stock on January 31, 2020, the Company considered three future event scenarios: (1) a $40.0 million Series A preferred stock financing, (2) a $5.0 million Series A preferred stock financing delayed to a future period, and (3) no financing. The Company applied probabilities as of January 31, 2020 of [***]% to the $40.0 million Series A preferred stock financing scenario, [***]% to the $5.0 million delayed Series A preferred stock financing scenario and [***]% to the no financing scenario, respectively. The relative probabilities between the future exit scenarios were based on an analysis of the market conditions at the time, including the then valuations of similarly situated companies and expectations as to the timing and likely prospects of completing the Series A preferred stock financing. The Company estimated the average time to liquidity was [***] years under the $40 million Series A preferred stock financing scenario and [***] years for the $5 million delayed Series A preferred stock financing scenario, based on management’s best estimates of a liquidity event at such time

The estimated equity value under the $40.0 million Series A preferred stock financing was calibrated to reflect the terms of the potential Series A financing. The Company’s estimated enterprise value under the $5 million delayed Series A preferred stock financing scenario was determined based on the market approach, similar transactions method, taking into consideration a small funding amount and a delay in the completion of the preferred stock financing. Under the no financing scenario, the Company concluded that it will not have any material value if it is unable raise the capital necessary to continue as a going concern. As such, no equity value was allocated to this scenario.

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The Company utilized the OPM to allocate the equity value across each class of capital stock to determine the fair value of the Company’s common stock. Before probability weighting the likelihood of each scenario and applying a DLOM, the resulting fair value of common stock was $[***] under the $40 million Series A preferred stock financing scenario and $[***] per share under the $5 million delayed Series A preferred financing scenario.

A DLOM of [***]% was applied to the scenarios, which was determined based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis, Finnerty Put Option Analysis and various restricted stock studies, and given the Company’s closely held interest and the fact that a noncontrolling equity interest may not be readily transferable. After subsequently applying a probability weighting each scenario, the value of the Company’s common stock on a non-marketable basis was indicated to be $[***] per share as of January 31, 2020.

April 9, 2020 and July 30, 2020 Option Grants

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $[***] per share as of April 9, 2020 and July 30, 2020, after considering a valuation report from an independent third-party valuation firm as of March 15, 2020. In reaching this determination, the Board of Directors determined that at each grant date, no material changes had occurred in the business since the date of the third-party valuation report on March 15, 2020.

In determining the fair value of the Company’s common stock on March 15, 2020, the Company utilized the market approach, precedent transaction method, to backsolve to the recently completed Series A preferred stock financing. The equity value was then allocated using the OPM to determine the fair value of the Company’s common stock. Management, with input from an independent third-party valuation firm, determined the use of a back-solve to last round of financing method was an appropriate market approach for the Company’s valuations given the proximity to the arm’s length Series A preferred stock financing completed in March 2020, which it believes represented a market price given the purchase price was determined in negotiations with new third-party investors and the as the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms.

The Company applied an average time to liquidity of [***] years, based on management’s best estimates and a [***]% DLOM, based on (i) studies based on restricted stocks whose unrestricted shares are freely traded and (ii) studies of private transactions prior to initial public offerings. The resulting fair value of common stock on a non-marketable basis was indicated to be $[***] per share.

October 29, 2020, November 13, 2020, December 7, 2020 and January 14, 2021 Option Grants

In the course of preparing the Company’s financial statements for the year ended December 31, 2020, with a retrospective view, the Company reassessed the fair value of its common stock solely for financial reporting purposes for options granted during this period. Relying on hindsight, the Company evaluated its original inputs and the methodologies used to determine the Company’s equity value and the methods the Company used to allocate equity value. Relying on hindsight and in consideration of the Company’s IPO organizational meeting on December 22, 2020 and the lack of significant internal or external value-generating events between December 31, 2020 and the grant dates of October 29, 2020, November 13, 2020 and December 7, 2020, the Company reassessed the fair values of the Company’s common stock solely for financial reporting purposes as of October 29, 2020, November 13, 2020 and December 7, 2020 to be $[***] per share, consistent with the December 31, 2020 valuation.

The Company, with the assistance of an independent third-party valuation firm, prepared a valuation as of December 31, 2020 which was used to value the stock options granted on October 29, 2020, November 13, 2020, December 7, 2020 and January 14, 2021. In connection with the valuation the Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $[***] per share as of December 31, 2020. In reaching the determination that the fair value of the Company’s common stock as of this date, the Board of Directors considered qualitative factors, including the Company’s IPO organizational meeting and a term sheet for a potential Series B preferred stock financing the Company was contemplating at December 31, 2020. For the option grant on January 14, 2021, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report on December 31, 2020.

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The Company utilized the PWERM to estimate the fair value of its common stock at December 31, 2020, considering four future event scenarios: (1) an IPO with a Series B preferred stock financing of $125 million, (2) an IPO without a Series B preferred stock financing, (3) a stay private scenario and (4) a dissolution. The Company applied a probability weighting of [***]% to the IPO with a Series B preferred stock financing scenario, [***]% to the IPO without a Series B preferred stock financing scenario, [***]% to the stay private scenario, and [***]% to the dissolution scenario, after considering the Company’s stage of development, potential volatility in the market and the likelihood of completing the Series B financing or an IPO. The Company assumed an average time to liquidity of [***] years for the two IPO scenarios and [***] years for the stay private scenario. Under each of the scenarios, a [***]% cost of capital was utilized after giving consideration to the Company’s stage of development and significant company specific risk surrounding its research programs, including systematic risk in the biotechnology industry and markets.

In determining the enterprise value for the two IPO scenarios, the Company utilized the market approach, guideline public company method, which compares the subject company with guideline publicly-traded companies. More specifically, the Company applied a step-up in basis for each scenario based on a peer group of comparable public companies, the period of time between the anticipated closing of the previous financing and the IPO exit, and the lack of any anticipated value driving events during that period. The enterprise value under the stay private scenario was determined using the market approach, applying both the market value of invested capital (“MVIC”) method of guideline companies and the precedent transaction method. A probability weighting of [***]% was applied to precedent transaction method backsolve to the potential Series B preferred stock financing and a probability weighting of [***]% was applied to the MVIC method. In selecting the book value of invested capital multiple for the MVIC method, the Company considered guideline public companies various financial characteristics, including size, profitability, balance sheet strength, and diversification. In estimating the enterprise value of the dissolution scenario, the Company concluded that it will not have any material value if is unable raise the capital necessary to continue as a going concern. As such, there was no equity value in the dissolution scenario.

The hybrid method was used to allocate the equity value to determine the fair value of the common stock. The IPO scenarios allocated equity value on an as-converted basis and the OPM was used in the stay private scenario. Before applying the cost of capital present value factor, DLOM and weighting the likelihood of each scenario, the resulting fair value of common stock was $[***] per share for the IPO with a Series B preferred financing scenario, $[***] per share for the IPO without a Series B preferred financing scenario and $[***] for the stay private scenario.

A DLOM of [***]% was applied to the two IPO scenarios and a DLOM of [***]% was applied to the stay private scenario, based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis and Finnerty Put Option Analysis. After further applying the probability weighting to each scenario, the inferred fair value on non-controlling, non-marketable basis was $[***] per common share.

February 26, 2021 and March 1, 2021 Option Grants

The Company, with the assistance of an independent third-party valuation firm, prepared a valuation as of January 31, 2021, which was used to value the stock options granted on February 26, 2021 and March 1, 2021. In connection with the valuation, the Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $[***] per share as of January 31, 2021. In reaching the determination that the fair value of the Company’s common stock as of January 31, 2021, the Board of Directors considered qualitative factors, including the completion of its Series B preferred stock financing and the continued progress in its IPO activities such as a confidential filing of a registration statement on January 26, 2021, among other factors.

The Company utilized the PWERM to estimate the fair value of its common stock at January 31, 2021, considering four future event scenarios: (1) an IPO early scenario, (2) an IPO late scenario, (3) a stay private scenario and (4) a dissolution scenario. The Company applied a probability weighting of [***]% to the IPO early scenario, [***]% to the IPO late scenario, [***]% to the stay private scenario, and [***]% to the dissolution scenario, after considering the Company’s stage of development, potential volatility in the market and the likelihood completing an IPO in the near-term or at a later date. The Company assumed an average time to liquidity of [***] years for the IPO early scenario, [***] years for the IPO late scenario and [***] years for the stay private scenario. Under each of the scenarios, a [***]% cost of capital was utilized after giving consideration to the Company’s stage of development and significant company specific risk surrounding its research programs, including systematic risk in the biotechnology industry and markets.

In determining the enterprise value for the two IPO scenarios, the Company utilized the market approach, guideline public company method, which compares the subject company with guideline publicly traded companies. More specifically, the Company applied a step-up in basis for each scenario based on a peer group of comparable public companies, the period of time between the anticipated closing of the previous financing and the IPO exit, and the lack of any anticipated value driving events during that period. The enterprise value

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FOIA CONFIDENTIAL TREATMENT REQUEST

under the stay private scenario was determined using the market approach, precedent transaction method, to backsolve to the recently completed Series B preferred stock financing given the purchase price of $6.55 per share was determined in negotiations with new third-party investors and the as the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms. Notably, [***]% of the shares issued in the Series B preferred stock financing were issued to new investors. In estimating the enterprise value of the dissolution scenario, the Company concluded that it will not have any material value if is unable raise the capital necessary to continue as a going concern. As such, there was no equity value in the dissolution scenario.

The hybrid method was used to allocate the equity value to determine the fair value of the common stock. The IPO scenarios allocated equity value on an as-converted basis and the OPM was used in the stay private scenario. Before applying the cost of capital present value factor, DLOM and weighting the likelihood of each scenario, the resulting fair value of common stock was $[***] per share for both of the IPO scenarios and $[***] per share for the stay private scenario. The overall inferred value of this method, after applying a DLOM of [***]% to the IPO early scenario, [***]% to the IPO late scenario and [***]% to the stay private scenario, based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis and Finnerty Put Option Analysis, and the probability weighting to each scenario, the inferred fair value on non-controlling, non-marketable basis was $[***] per common share.

COMPARISON OF ESTIMATED FAIR VALUE AND PRELIMINARY IPO PRICE RANGE

As noted above, the Preliminary Price Range for the Company’s IPO is between $[***] and $[***] per share (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company’s most recent grants of stock options were for an aggregate [***] shares made on February 26, 2021 and an aggregate of [***] shares made on March 1, 2021 with an exercise price of $[***] per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in initial public offerings, the Preliminary Price Range was based in part on the lead underwriter’s quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings;

•

the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies and the recent performance of IPOs of companies, particularly those in the healthcare sector;

•	input received from the lead underwriter, including discussions that took place with senior management of the Company and its Board of Directors;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	business developments impacting the Company;

•	the Company’s financial condition and prospects;

•	an assumption that there would be a receptive public trading market for a pre-clinical pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, is that the Hybrid Method used by the Company to determine the Estimated Fair Value includes the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the stay private scenario that was significantly lower than in the initial public offering scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Notably, the January 31, 2021 valuation report estimated a future fair value of the Company’s common stock on those dates to be $[***] per share in the IPO scenarios, prior to applying an IPO probability weighting, DLOM and present value factor (the “Unadjusted Price”).

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Conversely, the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Furthermore, the Preliminary Price Range assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock, results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the stay private scenario.

The Company believes that other factors are reflected in the difference between the Estimated Fair Value and the Preliminary Price Range, including:

•	the feedback received from the “testing the waters” meetings relative to the Company’s potential value;

•	the filing of the Company’s Registration Statement with the Commission on March 5, 2021;

•

updated market conditions used in the determination of the Preliminary Price Range based on the current market environment and the supply and demand for such investment opportunities in the marketplace; and

•

the successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

In conclusion, the Company respectfully submits that the difference between the valuation as of each of the 2021 grant dates and the Preliminary Price Range is reasonable. However, notwithstanding the above, assuming the Company prices its IPO is between $[***] and $[***] per share (without giving effect to any reverse stock split that the Company will effect prior to the offering) as currently planned, once the actual IPO price has been determined, the Company anticipates retrospectively reassessing, solely for financial accounting purposes, the common stock fair value related to the options granted on February 26, 2021 and March 1, 2021 at the IPO price. In the course of preparing this letter, the Company determined that such retrospective reassessment would be appropriate due to, among other things, the close proximity of such grant dates to the filing of the Registration Statement with the Commission on March 5, 2021 and the anticipated commencement of the Company’s road show on March 22, 2021.

Moreover, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO, and any options granted on the IPO pricing date will be at the actual IPO price.

The Company hereby further requests, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at Design Therapeutics, Inc., 6005 Hidden Valley Road, Suite 110, Carlsbad, California 92011.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 550-6136. Thank you for your assistance.

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Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins

Cooley LLP

cc:	João Siffert, M.D., Design Therapeutics, Inc.

Brian Cuneo, Esq., Latham & Watkins LLP

Drew Capurro, Esq., Latham & Watkins LLP

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